Exhibit 99.5

NOTICE OF ANTICIPATED CHANGE OF CONTROL

AND

ABILITY TO CONVERT DEBENTURES

TO

HOLDERS OF

4.00% JUNIOR SUBORDINATED CONVERTIBLE DEBENTURES DUE 2033

OF

OMNICARE, INC.

AND

HOLDERS OF TRUST PREFERRED EQUITY INCOME REDEEMABLE SECURITIES

OF

OMNICARE CAPITAL TRUST I

CUSIP Number 682100ZA1 (Debentures) and 68214L201 (Trust PIERS)(1)

To the Holders of the 4.00% Junior Subordinated Convertible Debentures due 2033 (the “Debentures”) of Omnicare, Inc. (the “Company”) and Holders of Trust Preferred Equity Income Redeemable Securities of Omnicare Capital Trust I (the “Trust PIERS”):

The Company and U.S. Bank National Association, a national banking organization organized under the laws of the United States, as successor trustee to SunTrust Bank, as trustee (the “Trustee”), are parties to that certain Second Supplemental Indenture, dated as of June 13, 2003 (the “Supplemental Indenture”), supplementing that certain Indenture, dated as of June 13, 2003 (together with the Supplemental Indenture, the “Indenture”), concerning the Debentures. This Notice is being given solely pursuant to the requirements of Section 7.10 of the Supplemental Indenture and for no other purpose. Capitalized terms used but not otherwise defined in this Notice have the meanings ascribed to such terms in the Indenture.

The Company has entered into an Agreement and Plan of Merger, dated as of May 20, 2015 (the “Merger Agreement”), by and among the Company, CVS Pharmacy, Inc. (“CVS Pharmacy”) and Tree Merger Sub, Inc., a wholly owned subsidiary of CVS Pharmacy (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of CVS Pharmacy. The Merger Agreement provides that, on the terms and subject to the conditions set forth in the Merger Agreement, each share of the Company’s common stock, par value $1.00 per share (the “Common Stock”), issued and outstanding immediately prior to the effective time of the Merger (other than certain excluded shares of the Common Stock) will, at the effective time of the Merger, be automatically canceled and converted into the right to receive $98.00 in cash, without interest and less any applicable withholding taxes (the “Merger Consideration”). It is expected that, following the effective date of the Merger, CVS Pharmacy will beneficially own more than

(1) The CUSIP numbers are included solely for the convenience of the Holders of Debentures. Neither the Company nor the Trustee shall be responsible for the selection or use of the CUSIP numbers, nor is any representation made as to its correctness with respect to the Debentures or as indicated in this Notice.

fifty percent (50%) of the Company’s Common Stock entitled to vote and, as a result, that the Merger will constitute a Change of Control, as defined in Section 1.01 of the Supplemental Indenture.

In accordance with the requirements of the Indenture, the Company hereby notifies Holders of the Debentures that, solely for purposes of the Indenture, the anticipated effective date of the Merger may be August 18, 2015, which is the date of the Company’s stockholder meeting. The Merger remains subject to various conditions, including, without limitation, the adoption of the Merger Agreement by the Company’s stockholders and the receipt of all required regulatory approvals, which have not yet been received. No assurances can be given as to whether stockholder approval or regulatory approval will be received, or whether, if received, such approvals will be received on or prior to such date. Accordingly, no assurance can be given as to the actual effective date of the Merger.

Upon occurrence of a Change of Control, each holder of Trust PIERS shall have the right to exchange all or any portion of such holder’s Trust PIERS for Debentures having a principal amount equal to the liquidation amount of such Trust PIERS. Pursuant to Section 7.06 of the Supplemental Indenture, after the consummation of the Merger, each Holder shall be entitled to convert the Debentures only into the amount of Merger Consideration which such Holder would have been entitled to receive upon the Merger had such Debentures been converted solely into Common Stock based upon the applicable Conversion Rate immediately prior to the effective time of the Merger.

In connection with the Merger, Holders may convert Debentures at any time from and after the date which is fifteen (15) days prior to the Anticipated Effective Date until fifteen (15) days after the effective date of the Merger.

This Notice is not an offer to repurchase Debentures by the Company and does not give any Holder the right to have its Debentures repurchased by the Company pursuant to Section 3.01 of the Supplemental Indenture. Such a repurchase right will only arise upon the consummation of a Change of Control, and the Company will send a further notice of a Holder’s repurchase right within thirty (30) days after the occurrence of a Change of Control in accordance with Article III of the Supplemental Indenture.

This Notice is being given solely pursuant to the requirements of Section 7.10 of the Supplemental Indenture and for no other purpose. Holders of the Debentures should refer to the Supplemental Indenture for a complete description of the conversion rights and procedures applicable to the conversion of the Debentures and direct any questions concerning this notice to the Trustee by calling U.S. Bank National Association at (800) 934-6802. Holders of the Trust PIERS should direct any questions concerning this notice to Kristine L. Prall at BNY Mellon – Corporate Trust by calling (770) 698-5184.